UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  February 9, 2021

Forest Road Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39735	85-3222090
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (917) 310-3722

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	FRX.U	The New York Stock Exchange

Class A Common Stock, par value $0.0001 per share	FRX	The New York Stock Exchange

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	FRX WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On February 9, 2021, Forest Road Acquisition Corp., a Delaware corporation (“Acquiror” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BB Merger Sub, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Acquiror (“BB Merger Sub”), MFH Merger Sub, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Acquiror (“Myx Merger Sub”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”).

Pursuant to the Merger Agreement, and subject to the approval of Acquiror’s shareholders, among other things, at the closing of the transactions contemplated thereby (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the Delaware General Corporation Law and Delaware Limited Liability Company Act: (1) BB Merger Sub will merge with and into Beachbody, with Beachbody surviving as a wholly-owned subsidiary of Acquiror (the “Surviving Beachbody Entity”); (2) Myx Merger Sub will merge with and into Myx, with Myx surviving as a wholly-owned subsidiary of Acquiror; and (3) the Surviving Beachbody Entity will merge with and into Acquiror, with Acquiror surviving such merger (the “Surviving Company”, and such mergers the “Business Combination”). Upon consummation of the Business Combination all of the outstanding Beachbody and Myx equity interests will be converted into the right to receive equity interests in the Surviving Company, except that certain Myx equity interests will be exchanged for cash consideration and will be cancelled, in each case pursuant to the terms of, and subject to the adjustments set forth in, the Merger Agreement. The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement.

Other Agreements

The Merger Agreement contemplates the execution of various additional agreements and instruments on or before the Closing including, among others, the following:

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, Acquiror, Forest Road Acquisition Sponsor LLC, a Delaware limited liability company (“Sponsor”), and Beachbody entered into a support agreement (the “Sponsor Agreement”), whereby Sponsor agreed to, among other things, (a) vote in favor of approving the Merger Agreement and the transactions contemplated thereby and (b) waive any adjustment to the conversion ratio with respect to the Acquiror shares of Class B common stock (the “Sponsor Shares”) held by Sponsor as set forth in the Acquiror’s Amended and Restated Certificate of Incorporation, in each case, subject to the terms and conditions set forth in the Sponsor Agreement.

Additionally, pursuant to the terms of the Sponsor Agreement, 50% of the Sponsor Shares will be unvested, and 10% of the unvested Sponsor Shares will vest in upon the occurrence of the Surviving Company’s last sale price on the New York Stock Exchange exceeding each of the following price-per-share thresholds for any 20 trading days within any consecutive 30-day trading period, commencing at least 180 days after the date of the Closing (the “Closing Date”): $12.00, $13.00, $14.00, $15.00 and $16.00 (each, a “Price Threshold”). Subject to the terms and conditions of the Sponsor Agreement, upon the consummation of a transaction involving a change of control at the Surviving Company on or prior to the date that is the tenth anniversary of the Closing Date, if the consideration payable to stockholders of the Surviving Company consists of (x) cash and the price per share payable to holders of Sponsor Shares exceeds any of the Price Thresholds, such Price Threshold will be deemed satisfied and the related portion of unvested Sponsor Shares will be deemed vested, and the holders of such Sponsor Shares will be eligible to participate in such change of control transaction; and (y) equity securities of the surviving company or one of its affiliates that are, or after the closing of such transaction, will be, publicly traded, any unvested Sponsor Shares shall be converted into equity securities in the surviving company with similar rights, including vesting based on applicable Price Thresholds. Any Sponsor Shares that do not vest 10 years after Closing will be forfeited.

Support Agreements

Additionally, separate support agreements with terms similar to those of the Sponsor Agreement (excluding the vesting of Sponsor Shares), were entered into by certain of Beachbody’s and Myx’s equity holders (the “Support Agreements”) concurrently with the execution of the Merger Agreement.

PIPE Financing

Concurrently with the execution of the Merger Agreement, on February 9, 2021, the Acquiror entered into subscription agreements (each a “Subscription Agreement” and collectively the “Subscription Agreements”) with certain investors (the “PIPE Investors”). In accordance with these Subscription Agreements, the PIPE Investors have agreed to subscribe for and purchase, and the Acquiror has agreed to issue and sell to the PIPE Investors, an aggregate of 22,500,000 shares of Acquiror Class A Common Stock at a price of $10.00 per share for aggregate gross proceeds of $225,000,000. The shares of Acquiror Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. The Acquiror granted the PIPE Investors certain registration rights in connection with the PIPE financing, which financing is contingent upon, among other things, the Closing.

A copy of the Merger Agreement, the form of the Subscription Agreements, the Sponsor Agreement and the Support Agreements will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and the foregoing description of each of the Merger Agreement, Subscription Agreements, Sponsor Agreement and Support Agreements is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of the Company’s common stock pursuant to the Subscription Agreements is incorporated by reference herein. The common stock issuable pursuant to the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On February 10, 2021, the Company issued a press release announcing that on February 9, 2021, it executed the Merger Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 hereto is the investor presentation that will be used by the Company in connection with the Business Combination.

On February 10, 2021, the Company will hold a conference call to discuss the Business Combination at 9:00 am Eastern time on February 10, 2021. A copy of the script is furnished hereto as Exhibit 99.3.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the U.S. Securities and Exchange Commission. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Acquiror, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination n, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibits
99.1	Press Release, dated February 10, 2021.
99.2	Investor Presentation.
99.3	Script from Conference Call to be held by the Company on February 10, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 10, 2021

FOREST ROAD ACQUISITION CORP.

By:	/s/ Keith L. Horn
	Name:	Keith L. Horn
	Title:	Chief Executive Officer